

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 21, 2017

Robert M. Schmidt
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

   RE: AllianzGI Convertible & Income 2024 Target Term Fund
     File Nos.: 333-216945; 811-23241

Dear Mr. Schmidt:

   On March 24, 2017, the AllianzGI Convertible & Income 2024 Target Term Fund (the "Fund") filed a registration statement on Form N-2 to register shares of its common stock under the Securities Act of 1933 (the "Initial Registration Statement"). We have reviewed the registration statement and have provided our comments below. Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

3. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements with the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Registration Statement Cover Page

4. Please confirm supplementally that the "Amount Being Registered" in the "Calculation of Registration Fee under the Securities Act of 1933" table will include all shares that may be issued pursuant to the Underwriters' over-allotment option.

PROSPECTUS

Cover Page

5. Briefly stated, the Fund's investment objectives are to provide a high level of current income and to return a shareholder's Original NAV at termination.   In seeking to achieve its investment objectives, the Fund intends to retain a limited portion of its net investment income each month. The Fund will declare and pay monthly income distributions to common shareholders out of its remaining net investment income. The Fund also intends to distribute, at least annually, any realized net capital gains from investment activity. However, the Fund may elect instead to retain all or a portion of such realized net capital gains and to pay taxes on the retained amount of these gains and on the retained portion of its net investment income. Please explain the advantages of an investment in the Fund compared to a fund that is designed to provide maximum levels of income that is distributed without return of original NAV, especially in light of the risk of such undistributed amounts being subject to excise tax and the potential to fail to qualify as a regulated investment company. Please also explain the types of investors to be targeted for marketing by the Fund.

6. Please explain supplementally how "target term" funds such as the Fund are different from "target date" funds, and disclose in the prospectus that the Funds are not target date funds to avoid any potential investor confusion.

7. The Fund expects to replace all or a portion of any short-term borrowings with longer-term fixed rate financing within the Fund's first year of operations. Please disclose that this may include leveraging the Fund's capital structure by issuing senior securities such as preferred shares or debt securities.

8. Since the Fund may employ leverage by issuing senior securities such as debt securities and preferred shares, please provide a cross reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. S*ee* Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.   Please also provide more fulsome disclosure of the risks to common shareholders of a leveraged capital structure.

9. Footnote (2) to the pricing table addresses the payment of offering expenses by the Fund and the Investment Manager. The fourth sentence provides an estimate of the total offering expenses and the amount that would be paid by the Fund. Please include in the footnote the amount that would be paid by the Investment Manager and also express that amount on a per share basis. Please make similar revisions to footnote (1) to the fee table in the section "Summary of Fund Expenses."

Prospectus Summary – Investment Policies, pages 3-5

10. Of the 80% of Managed Assets invested in convertible securities and income-producing debt instruments, it is expected that a "substantial portion" will consist of high yield securities (sometimes referred to as "junk" securities). Please define (*i.e.*, quantify) "substantial portion." In addition, when describing this investment policy, please identify the lowest rating of any instrument in which a Fund may invest. Please also disclose whether the Fund invests in distressed securities (*e.g.*, where the issuer is experiencing financial difficulties or distress at the time of acquisition). We note that you have risk disclosure on page 20 which states that "issuers of securities held by the Fund may become financially stressed or distressed" but it is not clear from the disclosure whether the Fund may purchase securities that are distressed at the time of acquisition.

11. Please disclose any criteria as to maturity and/or duration that the Fund will use when investing in debt securities.

Prospectus Summary – Dividends and Distributions, pages 14-16

12. In various places throughout the filing, including on page 14 of the prospectus, there is disclosure stating that for the purpose of pursuing the Fund's investment objective of returning the Original NAV, the Fund "may retain all or a portion of its gains." Please reconcile the prospect of a Fund retaining "possibly all" of its gains with disclosure regarding the Fund's intention to maintain its status as a regulated investment company.

13. The disclosure states that the Fund, in seeking to return the Original NAV to investors, intends to retain a "limited portion" of its net investment income. Please reconcile this with the cover page disclosure, which states the Fund's intention to set aside a "portion" of its net investment income.

14. The disclosure states "there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the Fund's net investment income and net realized capital gains for the relevant year (including as reduced by any capital loss carry-forwards)." In such a situation, the amount by which the Fund's total distributions exceed net investment income and net realized capital gains would generally be treated as a tax-free return of capital. Please clarify that a return of capital should not be considered as the total return or yield of an investment in the Fund's common shares. Shareholders who receive a return of capital should not be under the impression that the source of a distribution from the Fund investment performance when it is not.

Prospectus Summary – Summary of Fund Expenses, pages 27-28

15. The introduction to the fee table states that the Fund fee table is based on the assumption that the Fund borrows an amount equal to 28% of *Managed* Assets. Footnote (5) to the fee table says that the Fund will borrow 28% of *Total* Assets. Please revise this apparent inconsistency.

16.   The Fund currently intends to replace all or a portion of the initial short-term borrowings with longer-term, fixed-rate financing by issuing debt securities or preferred shares and/or through borrowings within the first year of the Fund's operations, subject to availability, market conditions and the Investment Manager's market outlook. Please explain to the staff how you determined the Fund's expenses, as reflected in the fee table, associated with the Fund's anticipated issuance of debt securities and/or preferred shares, including offering expenses and interest payments on borrowed funds.

17.   As stated in the prospectus, the Fund will be subject to U.S. federal excise taxes and U.S. federal corporate income taxes to the extent it sets aside and retains in its net assets (and therefore its NAV) a portion of its net investment income in pursuit of its objective of returning Original NAV. Please explain whether, and if so, how, the excise tax will be reflected in the Fund fee table.

18.   The disclosure states, on page 88, that as part of the Fund's payment of the Fund's offering expenses, the Fund has agreed to pay expenses related to the filing fees incident to, and the reasonable fees and disbursements of counsel to the underwriters in connection with, the review by FINRA of the terms of the sale of the Common Shares. Please confirm whether such expenses are reflected in the Fund fee table.

19.   The Fund may invest in securities of other open- or closed-end investment companies, including, without limitation, exchange-traded funds. Please confirm that, in the event that Acquired Fund Fees and Expenses (AFFES) are expected to exceed 0.01% of the average net assets of the Fund, a line item for AFFEs will be included in the fee table. If the fund's AFFE are not expected to exceed 0.01% confirm that the AFFE will be included in "Other Expenses."

20.   Please delete "[a]s required by relevant SEC regulations" from the narrative preceding the Example.

Investment Objectives and Policies - Fundamental Investment Restrictions, page 32

21.   Please revise the concentration limitation to also state that the Fund may not concentrate in a group of industries. *See* section 8(b) of the Investment Company Act. Please also make the same change in item (1) of Investment Restrictions on page 45 of the SAI.

Use of Leverage, pages 39-40

23.   We have the following comments as to your disclosure in this section:

        (a)   With respect to paragraph five, starting with the sentence that reads "[t]he 1940 Act generally prohibits the Fund from engaging in most forms of leverage . . ., " please revise your disclosure to eliminate obligations under bank loans and loans of portfolio securities as transactions that may be covered by asset segregation. Please note that bank borrowings must comply with the statute's 300% asset coverage requirement and are not entitled to use asset segregation and non-asset segregation cover alternatives. With respect to loans of portfolio securities, please note that the cover approach that the staff has recognized as an alternative to the statutory 300% asset coverage requirement is for the Fund to limit the amount of securities on loan to 1/3 of total assets (as opposed to asset segregation).

(b) With respect to the sentence in the same paragraph that reads "[t]he Fund may (but is not required to) cover its commitments under derivatives and certain other instruments by the segregation of liquid assets, or by entering into offsetting transactions or owning positions covering its obligations:"

    (i)   Please revise to make clear that if the Fund does not "cover its commitments . . . by the segregation . . ." and if the commitments are senior securities, the Fund would need to comply with the 1940 Act's 300% asset coverage requirement.

    (ii)   Please also revise your disclosure to state: (1) asset segregation of liquid assets will be utilized only in accordance with Commission and staff guidance (which specify the amounts that must be segregated and other parameters); and (2) offsets and other non-asset segregation cover methods are also only permitted for the transactions identified in, and in accordance with, staff guidance, *e.g.*, the Dreyfus no-action letter (pub. avail. June 22, 1987).

    (iii)   Please disclose that when the Fund sells or writes a credit default swap, it will segregate the full notional amount of the swap to cover such obligation, rather than "the full notional amount of the swap (minus any amounts owed to the Fund)" as disclosed on page 38.

(c) Please revise your disclosure here and elsewhere (*See e.g.*, disclosure on pages 25, 54 and 55) consistent with the above comments.

Risks Factors – Derivatives Risk, page 49

22. The Fund may invest in derivative instruments, including financial futures contracts and options thereon, swaps (including interest rate and credit default swaps), options on swaps, and other derivative instruments. The Division of Investment Management made a number of observations about derivatives related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010, http://www.sec.gov/divisions/investment/guidance/ici073010.pdf. Please review the observations set forth in that letter and revise your risk disclosure to address the specific types of derivatives in which the Fund may invest.

Risk Factors - Loans, Participations and Assignments, pages 51-52

23. Your principal risk disclosure does not address the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws. Please explain to us whether you have considered adding this risk as a principal risk of investing in the Fund. If you have determined that it is not a principal risk,

please explain to us the basis for that determination. Otherwise, please revise your principal risk disclosure to include this risk as principal risk of investing in the Fund.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions, pages 45-46

24. A fund (and its adviser) may not ignore the investments of open-end and closed-end investment companies (including ETFs) in which it invests when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy.

Management of the Fund – Securities Ownership, pages 51-52

25. Please furnish the information required by Item 19 of Form N-2 as of a date within 30 days of the filing of an amendment to the registration statement.

Additional Information, page 63

26. The disclosure states : " Neither this prospectus, nor the related Statement of Additional Information, is intended, or should be read, to be or to give rise to an agreement or contract between the Fund and any investor, or to give rise to any rights in any shareholder or other person other than any rights under federal or state law that may not be waived." Please explain the basis for this disclosure.

PART C

27. Section 6(a) of the Securities Act of 1933 requires that a registration statement be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and *the majority of its board of directors or persons performing similar functions*. The signature page of the registration statement does not appear to comply with Section 6(a) in that a majority of the trustees have not provided a signature. Please conform the signature page to comply with Section 6(a) in an amendment to the registration statement.

*   *   *

Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, each Fund and its underwriter must request acceleration of the effective date of the applicable registration statement.

In closing, we remind you that the Funds and their management are responsible for the accuracy and adequacy of their disclosures in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202.551.6765 or cowanm@sec.gov.

Sincerely,

/s/ Mark Cowan

Mark Cowan
Senior Counsel